AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
FIRSTROOT, INC.
A PUBLIC BENEFIT CORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

FirstRoot, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "*DGCL*"),

DOES HEREBY CERTIFY:

1.   That the name of this corporation is FirstRoot, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on January 7, 2020 under the name Tilliden, Inc.

2.   That the board of directors of the Corporation (the "*Board*") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the sole stockholder of the Corporation therefor, which resolution setting for the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

ARTICLE I: NAME

The name of this corporation is FirstRoot, Inc. (the **"*Corporation*"**).

ARTICLE II: REGISTERED OFFICE

The address of the Corporation's registered office in the State of Delaware is 850 New Burton Road, Suite 201, in the City of Dover, County of Kent, 19904. The name of its registered agent at such address is Cogency Global Inc.

ARTICLE III: PURPOSE

A.   The purpose of this public benefit corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL, which shall include producing a public benefit and operating in a responsible and sustainable manner.

B.   The specific public benefit to be promoted by this corporation shall include promotion of financial literacy through educational software and financial services.

ARTICLE IV: AUTHORIZED SHARES

The total number of shares of all classes of stock that the Corporation has authority to issue is Twenty-Seven Million Five Hundred Thousand (27,500,000), consisting of (a) Five Million (5,000,000) shares of Class A Common Stock, par value $0.0001 per share ("*Class A Common Stock*"), (b) Twenty Million (20,000,000) shares of Class B Common Stock, par value $0.0001 per share ("*Class B Common Stock*" and collectively with the Class A Common Stock, the "*Common Stock*"), and (c) Two Million Five Hundred Thousand (2,500,000) shares of Preferred Stock, par value $0.0001 per share, which are hereby designated "*Series FF Preferred Stock*." Effective upon the filing of this Amended and Restated Certificate of Incorporation (the "*Effective Time*"), each share of Common Stock that was outstanding immediately prior to the Effective Time shall be and hereby is, without any action on the part of the holders of Common Stock, reclassified into one share of Class B Common Stock. Each stock certificate representing shares of Common Stock immediately prior to the Effective Time, shall from and after the Effective Time, represent that number of shares of Class B Common Stock into which such shares have been reclassified pursuant to the previous sentence, *provided however,* that each holder of any stock certificates or book entry that represented shares of Common Stock immediately prior to the Effective Time shall be entitled to receive, upon surrender of such certificate(s), one or more certificates or book entry shares evidencing and representing the number of share of Class B Common Stock into which the shares represented by such certificate(s) or book entry shall have been reclassified pursuant to the previous sentence.

A.   **Common Stock.** The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

        1.   **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Certificate of Incorporation.

        2.   **Voting.** The holders of the Class A Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The holders of the Class B Common Stock are entitled to ten (10) votes for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of the Corporation's capital stock representing a majority of the votes represented by all outstanding shares of the Corporation's capital stock entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   **Preferred Stock.** The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock.

        1.   **Voting**. On any matter presented to the Corporation's stockholders for their action or consideration at any meeting of the Corporation's stockholders (or by written consent of the stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Class B Common Stock into which the

shares of Preferred Stock held by such holder are convertible as of the record date for determining the stockholders entitled to vote on such matter.

2. **Conversion into Common Stock**. Each share of Series FF Preferred Stock is convertible into one (1) share of Class B Common Stock at the option of the holder. In addition, each share of Series FF Preferred Stock shall automatically be converted into one (1) share of Class B Common Stock upon the date and time, or the occurrence of an event, specified by vote or written consent of a majority of the outstanding shares of Series FF Preferred Stock at the time of such vote or consent, voting as a single class on an as-converted basis.

3. **Conversion into Subsequent Preferred Stock**.

3.1   If not converted pursuant to a Specified Transfer (defined below), each share of Series FF Preferred Stock shall automatically be converted into one fully paid and nonassessable shares of Class B Common Stock immediately upon the earlier of (1) the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Series FF Preferred Stock, or (2) the automatic conversion of all shares of Preferred Stock into Common Stock as may be provided in this restated certificate of incorporation, as amended from time to time.

3.2   Any Transfer (defined below) of a share of Series FF Preferred Stock (other than a Specified Transfer) shall be deemed an election by the holder thereof to convert such share into Class B Common Stock pursuant to Section 3.1, and each such Transferred share of Series FF Preferred Stock shall automatically convert into one (1) fully paid and nonassessable share of Class B Common Stock immediately prior to such Transfer.

3.2.1   For the purposes of the foregoing, the term "***Transfer***" shall mean, with respect to a share of Series FF Preferred Stock, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law.

3.2.2   For the purposes of the foregoing, the term "***Specified Transfer***" is any of the following:

(a)   a Transfer pursuant to which the shares so Transferred are converted into shares of Subsequent Preferred Stock (defined below) pursuant to Section 3.3 below;

(b)   a Transfer to a trust for the benefit of the original holder of Series FF Preferred Stock to be transferred and for the benefit of no other person; or to a trust for the benefit of persons other than the original holder of the Series FF Preferred Stock to be transferred so long as such holder has sole dispositive power and exclusive voting control with respect to the shares of Founder Preferred Stock held by such trust;

(c)   a Transfer by will or by the laws of intestate succession; or

(d)   a transfer otherwise approved by the board of directors of the Corporation (the "***Board***") acting by a majority vote but excluding the person transferring such

Series FF Preferred Stock and the transferee of such Series FF Preferred Stock if such transferor or transferee (or such transferee's designee) is a member of the Board).

3.3   Each share of Series FF Preferred Stock shall automatically convert, subject to restrictions on the transfer of such share under applicable agreements, into shares of any subsequent series of preferred ("*Subsequent Preferred Stock*") of the Corporation at the Conversion Ratio (defined below) effective immediately upon the purchase by an investor of such share of Series FF Preferred Stock in connection with an Equity Financing (defined below); *provided that* such purchase is approved by the Board (acting by majority vote but excluding the person transferring such Series FF Preferred Stock and the transferee of such Series FF Preferred Stock if such transferor or transferee (or such transferee's designee) is a member of the Board). "*Conversion Ratio*" shall mean, for each Equity Financing, the inverse of the ratio at which a share of Subsequent Preferred Stock issued in such Equity Financing is convertible into Class B Common Stock of the Corporation (i.e. one divided by such conversion ratio), and "*Equity Financing*" shall mean an equity financing of the Corporation in which the Corporation signs a purchase agreement and sells and issues shares of Subsequent Preferred Stock for an aggregate purchase price of at least $1,000,000. By way of example only, in the event that one share of Subsequent Preferred Stock issued in the Equity Financing is convertible into two shares of Class B Common Stock, the Conversion Ratio shall be one-half (1/2).

4.   Waiver. Any of the rights, powers, privileges and other terms of any series of Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of a majority of the outstanding shares of such series of Preferred Stock.

ARTICLE V: PREEMPTIVE RIGHTS

No stockholder of the Corporation has a right to purchase shares of the Corporation's capital stock sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and such stockholder.

ARTICLE VI: DIRECTORS

A.   The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws.

B.   Directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Each director shall hold office either until the expiration of the term for which elected or appointed and until a successor has been elected and qualified, or until such director's death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

C.   No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (A) the names of such candidate or candidates have been placed in nomination prior to the voting and (B) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

D.   Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

E.   The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by this Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

F.   Unless and except to the extent that the bylaws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

VII. INDEMNIFICATION

A.   The liability of the directors for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent under applicable law.

B.   Any disinterested failure to satisfy Section 365 of the DGCL shall not, for the purposes of Section 102(b)(7) or 145 of the DGCL, constitute an act or omissions not in good faith, or a breach of the duty of loyalty.

C.   To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the corporation (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

D.   Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any officer or director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

VIII. AMENDMENTS

The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

ARTICLE IX: CONSENT TO SHARE REPURCHASES

To the extent the Corporation may be subject to Section 2115 of the California Corporations Code, each holder of an outstanding share of Preferred Stock shall be deemed to have consented, for purposes of (and only for purposes of) Section 500 of the California Corporations Code (or for purposes of former Sections 502 and 503 thereof, and any successor provisions thereto), to distributions made by the Corporation in connection with the repurchase of shares of Common Stock issued to or held by directors, employees, consultants or other service providers (i) upon termination of their employment or services, (ii) in connection with other repurchases from employees at the then deemed fair market value of the Common Stock, if approved by the Board, or (iii) in connection with the exercise by the Corporation of contractual rights of first refusal or first offer pursuant to agreements providing for the right of said repurchase between the Corporation and such persons, provided the terms of such repurchase shall have been approved by the Board, and agrees that any such distributions can be made without regard to the "preferential rights amount" or "preferential rights" or "preferential dividends arrears amount" referenced in Section 500(b) of the California Corporations Code.

3.   That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on April __, 2021.

By: _____/s/ Luke Hohman_____

Luke Hohmann, President and CEO